Lawrence D. Henchel, PG

Consent and Certificate
of Professional (Qualified Person)

British Columbia Securities Commission	Toronto Stock Exchange
Pacific Centre	The Exchange Tower
12th Floor, 701 West Georgia Street	130 King Street West
Vancouver, British Columbia	Toronto, Ontario
CANADA V7Y 1L2	CANADA M5X 1J2

Attention: Corporate Finance	Attention: Listed Issuer Services

Ontario Securities Commission	Alberta Securities Commission
20 Queen Street West, Suite 1903	4 th Floor, 300 – 5th Avenue S.W.
Toronto, Ontario	Calgary, Alberta
CANADA M5H 3S8	CANADA T2P 3C4

Attention: Corporate Finance	Attention: Corporate Finance

Re: Cardero Resource Corp. (the “Issuer”)

I, Lawrence D. Henchel, PG, of 136 East South Temple, 12th Floor, Salt Lake City, Utah 84111, have prepared and am the author of the technical report entitled “Technical Report, Carbon Creek Coal Property, British Columbia, Canada” dated January 12, 2011 (the “Report”).

1.	I hereby consent to:

	(a)	the use of and reliance upon the Report for disclosure in the Issuer’s Management Information Circular dated April 21, 2011 (the “Circular”);

	(b)	the inclusion of extracts from, or a summary of, the Report in the Circular; and

	(c)	the use of the Report for any and all required regulatory filings, acceptances or approvals in connection with the mineral property that is the subject of the Report.

2.	I hereby consent to the use of my name “Lawrence D. Henchel” in the Circular.

3.	I hereby certify that I have read the Circular and that the Circular fairly and accurately represents the information contained in the Report.

Dated this 26th day of April, 2011

(signed) Lawrence D. Henchel
Lawrence D. Henchel, PG